Exhibit 99.1

Press release Brussels / 30 September 2019 / 14:30 CET Anheuser-Busch InBev Announces Redemption of USD 2.97 Billion and EUR 1.75 Billion Notes Brussels, 30 September 2019 — Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced that it and its wholly-owned subsidiaries Anheuser-Busch InBev Worldwide Inc. (“ABIWW”) and Anheuser-Busch InBev Finance Inc. (“ABIFI”) are exercising their respective options to redeem the outstanding principal amounts indicated in the table below of the following series of notes on 29 October 2019 (the “Redemption Date”): Issuer Aggregate Principal Amount Outstanding Aggregate Principal Amount to be Redeemed Title of Series of Notes ISIN AB InBev EUR 1,750,000,000 EUR 1,750,000,000 0.625% Notes due 2020 (the “EUR Notes”) BE6285451454 ABIFI USD 2,449,067,000 USD 2,449,067,000 2.650% Notes due 2021 (the “ABIFI Notes”) US035242AJ52 ABIWW USD 1,704,047,000 USD 525,000,000(1) 2.500% Notes due 2022 (the “ABIWW Notes” and, together with the ABIFI Notes, the “USD Notes”) (the USD Notes together with the EUR Notes, the “Notes”) US03523TBP21 (1) ABIWW is electing to partially redeem the ABIWW Notes. The EUR Notes will be redeemed in accordance with the Conditions of the EUR Notes in full on the Redemption Date at a make-whole price equal to (i) the outstanding principal amount of the EUR Notes; or (ii) if higher, the sum, as determined by the Calculation Agent, of the present values of the remaining scheduled payments of principal and interest on the EUR Notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the Redemption Date on an annual basis (assuming a 360-day year consisting of twelve 30-day months) at the rate per annum equal to the equivalent yield to maturity of the CA Selected Bond calculated using a price for the CA Selected Bond (expressed as a percentage of its principal amount) equal to the Reference Bond Price for the Redemption Date plus 15 basis points (the “EUR Redemption Price”). The EUR Redemption Price will be calculated on the third Business Day preceding the Redemption Date. Capitalized terms used in this paragraph have the meanings assigned to such terms in the Conditions of the EUR Notes.

The ABIFI Notes will be redeemed in full on the Redemption Date at a make-whole redemption price equal to the greater of (i) 100% of the aggregate principal amount of the ABIFI Notes to be redeemed and (ii) as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the ABIFI Notes to be redeemed as if the Notes matured on January 1, 2021 (not including any portion of such payments of interest accrued to the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve (12) 30-day months) at the Treasury Rate plus 20 basis points; plus, in each case described above, accrued and unpaid interest on the principal amount being redeemed to (but excluding) such Redemption Date (in each case, the “ABIFI Redemption Price”). The Treasury Rate will be calculated on the third Business Day preceding the Redemption Date. Such redemption is pursuant to the terms of the Indenture, dated as of 25 January 2016, by and among ABIFI, AB InBev, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “January 2016 Indenture”), the Second Supplemental Indenture thereto, dated as of 25 January 2016 (the “Second Supplemental Indenture”), and the terms of the ABIFI Notes. Capitalized terms used in this paragraph have the meanings assigned to such terms in the January 2016 Indenture, the Second Supplemental Indenture and the terms of the ABIFI Notes, as applicable. USD 525,000,000 aggregate principal amount of the ABIWW Notes will be redeemed on the Redemption Date at a make-whole redemption price equal to the greater of (i) 100% of the aggregate principal amount of the ABIWW Notes to be redeemed; and (ii) as determined by the Independent Investment Banker, the sum of the present values of the applicable remaining scheduled payments of principal and interest on the ABIWW Notes to be redeemed (not including any portion of such payments of interest accrued to the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points; plus, in each case described above, accrued and unpaid interest on the principal amount being redeemed to (but excluding) such Redemption Date (in each case, the “ABIWW Redemption Price”, and together with the EUR Redemption Price and the ABIFI Redemption Price, the “Redemption Price”). The Treasury Rate will be calculated on the third Business Day preceding the Redemption Date. Such redemption is pursuant to the terms of the Indenture, dated as of 16 October 2009, by and among ABIWW, AB InBev, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “October 2009 Indenture”), the Twenty-Seventh Supplemental Indenture thereto, dated as of 16 July 2012 (the “Twenty-Seventh Supplemental Indenture”), and the terms of the ABIWW Notes. Capitalized terms used in this paragraph have the meanings assigned to such terms in the October 2009 Indenture, the Twenty-Seventh Supplemental Indenture and the terms of the ABIWW Notes, as applicable.

AB InBev

Press release

Brussels / 30 September 2019 / 14:30 CET

On the Redemption Date, (i) the EUR Notes and the ABIFI Notes will no longer be deemed outstanding, (ii) USD 1,179,047,000 principal amount of the ABIWW Notes will remain outstanding, (iii) the Redemption Price will become due and payable on the Notes, as applicable, and, (iv) unless AB InBev, ABIWW or ABIFI default in making payment of the Redemption Price, interest on the Notes called for redemption shall cease to accrue on and after the Redemption Date.

The trustee and the Domiciliary Agent are transmitting to registered holders of the Notes the notices of redemption containing information required by the October 2009 Indenture, the January 2016 Indenture, the Twenty-Seventh Supplemental Indenture, the Second Supplemental Indenture, the terms of the ABIWW Notes, the terms of the ABIFI Notes and the terms in the Conditions of the EUR Notes, as applicable. For the redemption price of the USD Notes, please contact Shannon Matthews at BNY Mellon (shannon.matthews@bnymellon.com) and for the EUR Notes please contact BNP Paribas Fortis (cmops.securitiesoperations.cb@bnpparibasfortis.com).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

ANHEUSER-BUSCH INBEV CONTACTS

Investors

Lauren Abbott
Tel: +1 212 573 9287
E-mail: lauren.abbott@ab-inbev.com

Mariusz Jamka
Tel: +32 16 276 888
E-mail: mariusz.jamka@ab-inbev.com

Jency John
Tel: +1 646 746 9673
E-mail: jency.john@ab-inbev.com

Fixed Income Investors

Suma Prasad
Tel: +1-212-503-2887
E-mail: suma.prasad@ab-inbev.com

Daniel Strothe
Tel: +1-646-746-9667
E-mail: daniel.strothe@ab-inbev.com

Media

Pablo Jimenez
Tel: +1 212 284 0158
E-mail: pablo.jimenez@ab-inbev.com

Ingvild Van Lysebetten
Tel: +32 16 276 608
E-mail: ingvild.vanlysebetten@ab-inbev.com

Fallon Buckelew
Tel: +1 310 592 6319
E-mail: fallon.buckelew@ab-inbev.com

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ab-inbev.com

About Anheuser-Busch InBev Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175,000 employees based in nearly 50 countries worldwide. For 2018, AB InBev’s reported revenue was 54.6 billion USD (excluding JVs and associates). Forward-Looking Statements This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 22 March 2019. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.